Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave., N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Cillian M. Lynch, Esq.
(202) 419-8416
clynch@stradley.com

August 27, 2010

Via EDGAR

Mr. Keith O’Connell
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MTB Group of Funds File Nos. 811-5514 and 33-20673

Dear Mr. O’Connell:

On behalf of the MTB Group of Funds (the “Registrant”) and the following series: the MTB Money Market Fund; the MTB Prime Money Market Fund; the MTB New York Tax-Free Money Market Fund; the MTB Pennsylvania Tax-Free Money Market Fund; the MTB Tax-Free Money Market Fund; the MTB U.S. Government Money Market Fund; the MTB U.S. Treasury Money Market Fund, the MTB Income Fund; the MTB Intermediate-Term Bond Fund; the MTB Maryland Municipal Bond Fund; the MTB New York Municipal Bond Fund; the MTB Pennsylvania Municipal Bond Fund; the MTB Short Duration Government Bond Fund; the MTB Short-Term Corporate Bond Fund; the MTB U.S. Government Bond Fund; the MTB Virginia Municipal Bond Fund; the MTB Strategic Allocation Fund (formerly the MTB Balanced Fund); the MTB International Equity Fund; the MTB Large Cap Growth Fund; the MTB Large Cap Value Fund; the MTB Mid Cap Growth Fund; and the MTB Small Cap Growth Fund (the “Funds”), below you will find the Registrant’s responses to the comments conveyed on August 17, 2010 by you via telephone to me, with regard to Post-Effective Amendment No. 85 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 28, 2010 under Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made on August 30, 2010 pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

GLOBAL COMMENTS TO THE PROSPECTUS:

The following responses relate to the comments you provided with respect to the prospectus of the Funds that you indicated should be applied globally to all Funds.

1.	Comment: If the Registrant intends to use summary prospectuses for the Funds, please add the legend required by Rule 498(b)(1)(5) under the Securities Act to each summary prospectus.

Response:   The Registrant does intend to use summary prospectuses and the legend will be added to each summary prospectus.

2.	Comment: In the Table of Contents, remove “Portfolio Turnover,” as it is a subset of “Fees and Expenses of the Fund.”

Response:   We have complied with this comment.

Fees and Expenses:

3.	Comment: If a Fund engages in short sale transactions, dividends from short sales must be reflected in the fee table.

Response:  None of the Funds have engaged in short sale transactions in the past year. As such, we have not reflected dividends from short sales in any of the Funds’ fee tables.

Performance Information:

4.
Comment: Do not identify or describe the broad-based securities index (primary index) in the narrative paragraph prior to the Performance table (“Performance Narrative”), other than to describe the non-primary indexes. For example, in the Money Market Fund prospectus, in the first paragraph, remove the sentence that reads: “The table shows returns for the Fund’s broad-based market indexes, the iMoneyNet, Inc. First Tier Retail Average and the iMoneyNet, Inc. First Tier Institutional Average.  The iMoneyNet, Inc. First Tier Retail Average and the iMoneyNet, Inc. First Tier Institutional Average are composites of money market funds with investment goals similar to the Fund’s goal.”  Instead use the sentence: “The iMoneyNet, Inc. First Tier Institutional Average is a composite of money market funds with investment goals similar to the Fund’s goal.”

Response:   We have complied with this comment. In some cases we have retained a brief explanation of the primary index, as discussed below.

5.	Comment: In the first Performance Narrative, remove the last sentence that reads: “The averages are unmanaged and it is not possible to invest directly in an average.”

Response:   We have complied with this comment.

6.
Comment: If applicable, state that updated performance information is available on the website or by phone.  If not providing performance information on the website you need not provide this information.  Confirm if not applicable in the response letter.

Response:  We have added a sentence at the end of the Performance Information narrative for all Funds that reads: “Updated performance information is available at www.mtbfunds.com.”

Average Annual Total Returns Table:

7.	Comment: (Money Market Funds Only) Confirm whether the iMoneyNet Averages reflect deductions for fees and expenses. If not, remove the words “fees, expenses or” within the parenthetical.

Response:   We have confirmed that the iMoneyNet performance numbers are net of fees and expenses.  Therefore, for each of the Money Market Funds we have changed the parenthetical note in the table to read: “reflects no deduction for taxes.”

Management of the Fund:

8.	Comment: (For all Funds listing Portfolio Managers) Clarify whether the “Service Date” listed for each Portfolio Manager is for time with the Fund or with the Adviser.

Response:   We have amended each applicable table to reflect that the service date provided for each Portfolio Manager reflects service time with the Fund.

Purchase and Sale of Fund Shares:

9.	Comment: In the first paragraph, remove the last sentence, which reads “All investments are subject to the approval of the Advisor.”

Response:   We have complied with this comment.

10.
Comment: Remove the second paragraph, which reads “If you would like to purchase shares of the Fund for the first time, please consult a financial professional in your area.  If you do not have a financial professional, please call the MTB Funds Shareholders Services department at 1-800-836-2211.” This paragraph repeats information found in the first paragraph.

Response:   We have complied with this comment.

11.	Comment: Remove the last paragraph, which reads “The minimum initial and subsequent investment amounts may be waived or lowered from time to time.”

Response:  We respectfully decline to implement this comment, as we believe that this sentence relates to the requirement of Item 6 of Form N-1A to disclose the Fund’s minimum initial or subsequent investment requirements.

Principal Risks of Investing in the Fund:

12.	Comment: Ensure that each Fund’s principal risks correspond to the Fund’s principal investment strategies.

Response: We have reviewed each Fund’s principal risks and strategies, and have removed references to strategies or risks that are not principal investment strategies or risks of a Fund. We have also ensured that each listed principal risk has a corresponding principal investment strategy described in the prospectus.

MONEY MARKET FUNDS (as applicable)

MTB Prime Money Market Fund

Principal Investment Strategies of the Fund:

13.	Comment: Remove or clarify the use of “corporations” in the first paragraph. What is meant by U.S. government corporations?

Response:   The sentence has been amended to clarify that the Fund invests in debt obligations of the U.S. government and its agencies, debt obligations of corporations, and in repurchase agreements secured by these obligations.  The sentence now reads:  “The Fund seeks to achieve its investment goal by investing at least 80% of its net assets in money market instruments comprising a diversified portfolio of high quality, short-term debt obligations issued by the U.S. government and its agencies, corporations, and repurchase agreements secured by these obligations.”

Principal Risks of Investing in the Fund:

14.
Comment:  “Call Risk”, “Prepayment Risk”, and “Risk of Foreign Investing” were not included as principal risks for the Money Market Fund.  Please confirm that they are applicable to the Prime Money Market Fund.  If so the investment strategies section should be amended to include principal investment strategies that correspond to those risks.

Response:  We have removed these risks from the principal risks section.

BOND FUNDS (as applicable)

MTB Income Fund

Fees and Expenses of the Fund:

15.	Comment: In the second sentence of the second paragraph of the Example, explain why expenses assuming no redemption are only shown for Class B shares.

Response:  We have amended the paragraph such that the second sentence reads: “Expenses assuming no redemption are also shown for the Fund’s Class B Shares, because Class B Shares are subject to a CDSC.”

Principal Investment Strategies of the Fund:

16.
Comment: The last paragraph states that the Fund may engage in credit default swaps as a seller.  If the Fund is a seller of credit default swaps, confirm in the response letter that the Fund will cover the full notional amount.

Response:   Though the Fund does not currently sell credit default swaps, if it does so, the Fund will cover the full notional amount. We have removed the discussion of credit default swap transactions from the principal investment strategies section.

Principal Risks of Investing in the Fund:

17.	Comment: Include a separate credit default swap risk, since the Fund will be writing such instruments.

Response:   The Fund does not write credit default swaps as a principal strategy. Accordingly, we have removed the discussion of credit default swap transactions from the principal investment strategies section.

Performance Information:

18.
Comment: In the Performance Narrative, remove the sentence defining the BCAB, as it is not required to explain the Fund’s primary index. If retaining the sentence, note that the BCAB is the Fund’s primary index.

Response:   We have amended the disclosure to streamline our discussion of the primary and secondary indexes, but have retained a brief explanation of the BCAB, while noting that it is the Fund’s primary index.

MTB Intermediate-Term Bond Fund

Fees and Expenses of the Fund:

19.
Comment: In the footnote to the Fee Table, replace the sentence “Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund” with the appropriate footnote.  This footnote applies to Money Market Funds.

Response:   We have complied with this comment.  The footnote now reads:
“If you redeem Class B Shares during the first year after purchase, you will pay a contingent deferred sales charge (CDSC) of 5.00%, which declines to 4.00% during the second year, 3.00% during the third and fourth years, 2.00% during the fifth year, 1.00% during the sixth year, and 0% thereafter.”

Principal Investment Strategies of the Fund:

20.
Comment:  Clarify the final sentence of the first paragraph.  Will individual issues have maturity restrictions outside of the three to ten year range?  If so, will the Fund be in compliance with the Names Rule?

Response:   We have amended the sentence such that it now reads: “Under normal market conditions, the Fund invests at least 80% of its net assets in debt securities with maturities of between 1 - 10 years.”

21.
Comment: The last paragraph states that the Fund may engage in credit default swaps as a seller.  If the Fund is a seller of credit default swaps, confirm that the Fund will cover the full notional amount.

Response:   Though the Fund does not currently sell credit default swaps, if it does so, the Fund will cover the full notional amount. Accordingly, we have removed the discussion of credit default swap transactions from the principal investment strategies section.

Principal Risks of Investing in the Fund:

22.	Comment: Include a separate credit default swap risk, since the Fund will be writing such instruments.

Response:   The Fund does not write credit default swaps as a principal strategy. Accordingly, we have removed the discussion of credit default swap transactions from the principal investment strategies section.

MTB Maryland Municipal Bond Fund

Principal Investment Strategies of the Fund:

23.
Comment:  In the last sentence of the first paragraph, give an indication of the average dollar-weighted maturity of the Fund.  Consider changing the sentence to say that the “Fund has no restrictions on the dollar-weighted average maturity of the portfolio”, rather than the individual assets in which it invests.

Response:   We respectfully decline to implement this comment, as the Fund does not limit itself, nor is it limited by the Names Rule, to a specific maturity range.  We believe that the statement “The Fund has no restrictions on the dollar-weighted average maturity of the portfolio” has the same meaning as “the Fund has no restrictions on the dollar-weighted average maturity of the individual assets in which it invests.”

MTB New York Municipal Bond Fund

Principal Investment Strategies of the Fund:

24.
Comment:  In the last sentence of the first paragraph, give an indication of the average dollar-weighted maturity of the Fund.  Consider changing the sentence to say that the “Fund has no restrictions on the dollar-weighted average maturity of the portfolio”, rather than the individual assets in which it invests.

Response:   We respectfully decline to implement this comment, as the Fund does not limit itself, nor is it limited by the Names Rule, to a specific maturity range.  We believe that the statement “The Fund has no restrictions on the dollar-weighted average maturity of the portfolio” has the same meaning as “the Fund has no restrictions on the dollar-weighted average maturity of the individual assets in which it invests.”

MTB Pennsylvania Municipal Bond Fund

Principal Investment Strategies of the Fund:

25.
Comment:  In the last sentence of the first paragraph, give an indication of the average dollar-weighted maturity of the Fund.  Consider changing the sentence to say that the “Fund has no restrictions on the dollar-weighted average maturity of the portfolio”, rather than the individual assets in which it invests.

Response:   We respectfully decline to implement this comment, as the Fund does not limit itself, nor is it limited by the Names Rule, to a specific maturity range.  We believe that the statement “The Fund has no restrictions on the dollar-weighted average maturity of the portfolio” has the same meaning as “the Fund has no restrictions on the dollar-weighted average maturity of the individual assets in which it invests.”

MTB Short Duration Government Bond Fund

Principal Investment Strategies of the Fund:

26.	Comment: In the last sentence of the second paragraph, clarify what the Financing Corporation is.

Response:  The Financing Corporation is commonly known by its acronym, “FICO.”  We have added the parenthetical explanation “(FICO)” to the sentence.

MTB Short-Term Corporate Bond Fund

Principal Investment Strategies of the Fund:

27.
Comment:  In the last sentence of the first paragraph, clarify the average dollar-weighted maturity of the Fund.  The Fund’s name suggests that its average dollar-weighted maturity should vary only within a range from 0-3 years.

Response:   We have amended the sentence such that it now reads: “Under normal market conditions, the Fund invests at least 80% of its net assets in debt securities with maturities of between 0 - 3 years.”

Principal Risks of Investing in the Fund:

28.
Comment:  Leverage Risk is included as a principal risk, however, there is no corresponding principal investment strategy.  If the Fund uses leverage as a principal strategy, disclose this in the principal investment strategy section.

Response:   The Fund does not write credit default swaps as a principal strategy. Accordingly, we have removed the discussion of Leverage risk from the principal risk section.

Average Annual Total Returns Table:

29.	Comment: In the parenthetical to “Lipper Short Investment Grade Debt Funds Average” add “deduction for” to the sentence “reflects no [deduction for] taxes.”

Response:   We have complied with this comment.

MTB U.S. Government Bond Fund

Principal Investment Strategies of the Fund:

30.	Comment: In the first paragraph, provide greater indication of average maturity of Fund information and on how the Fund decides which maturities to invest in.

Response:   We have added the following disclosure to the paragraph:
“The Fund anticipates that most if its assets will be invested in debt securities having maturities greater than one year, but may invest in debt securities with maturities ranging from overnight to 30 years. When considering the maturity of portfolio securities, the Fund takes into account factors such as: current economic conditions, Fed policy and the shape and slope of the yield curve.”

31.	Comment: In the last sentence of the second paragraph, clarify what the Financing Corporation is.

 Response:  The Financing Corporation is commonly known by its acronym, “FICO.”  We have added the parenthetical explanation “(FICO)” to the sentence.

STRATEGIC ALLOCATION FUND

MTB Strategic Allocation Fund

Fees and Expenses of the Fund:

32.	Comment: In the “Annual Fund Operating Expenses” table, add “and/or Service” to the entry for “Distribution (12b-1) [and/or Service] Fee”.

Response: We have complied with this comment.

33.	Comment: In the first footnote to the “Annual Fund Operating Expenses” table, explain why “Acquired Fund Fees and Expenses have been restated to reflect current fees.”

Response: This Fund (formerly the MTB Balanced Fund) was restructured in March of 2010, and three MTB Allocation Funds merged into it in June of 2010.  One of the merging Funds, the MTB Managed Allocation Fund – Moderate Growth, is the accounting and performance survivor of the Fund.  Because the Fund in its current state, and its acquired fund fees and expenses, are and will be materially different going forward than they were for most of the past fiscal year, we believe it is more appropriate to restate Acquired Fund Fees and Expenses to reflect current fees.

34.	Comment: In the second footnote to the “Annual Fund Operating Expenses” table, confirm that the waiver will be in place for one year. A specific date should be used.

Response:  The waiver will be in place for one year.  We have amended the footnote to state that the waiver “may be amended or withdrawn after August 31, 2011.”

Principal Investment Strategies of the Fund:

35.
Comment:  Provide more information on debt maturity and quality of the Fund’s fixed-income investments. Also provide more information on the Fund’s debt/equity range, such as whether it can invest 100% in equity or in debt.

Response: We have added the following disclosure to the principal investment strategies section:

The Fund has no restriction on the dollar-weighted average maturity or credit rating of the individual securities in which it invests.  The Fund will invest in equity securities across all market capitalization ranges, and will have the flexibility to favor small, middle or large capitalization companies depending on current market conditions.

We have also added the following disclosure to the section:

The Fund follows a flexible approach to selecting investments but will generally invest 0-10% in cash, 5-65% in fixed income securities and 30-98% in equity securities.

36.
Comment:  If foreign securities are a principal investment strategy, include them in the principal investment strategy section. If not, remove “Risks of Foreign Investing” from the principal risks section.  If emerging markets securities are part of the Fund’s foreign investments, disclose as such.

Response:  The principal investment strategy section currently refers to foreign securities.  Although the Fund does invest in emerging markets securities, it does not do so at a level that qualifies such investment as a principal strategy. Therefore, we have not added discussion of emerging markets securities to the principal investment strategies section.

37.	Comment: Provide more information on the market capitalization of the equity securities in which the Fund invests. Indicate if the Fund’s equity investments favor large-, mid- or small-cap equities.

Response:  We have added the following disclosure to the principal investment strategies section:

The Fund will invest in equity securities across all market capitalization ranges, and will have the flexibility to favor small, middle or large capitalization companies depending on current market conditions.

Performance Information:

38.	Comment: In the second paragraph, remove “Growth” from the “Moderate Fund” name, as the Fund has already been defined as “Moderate Fund.”

Response: We have complied with this comment.

39.	Comment: Remove the third paragraph, discussing after-tax returns, as the information it contains is duplicated after the Average Annual Total Returns table.

Response: We have complied with this comment.

EQUITY FUNDS

MTB International Equity Fund

Principal Investment Strategies of the Fund:

40.
Comment:  As “Risk of Investing in Emerging Market Countries” is included as a principal risk, the principal investment strategies of the Fund should include a discussion of the Fund’s investments in emerging markets.

Response:  We have added reference to emerging markets securities to the Fund’s principal investment strategies section. The third sentence of the section now begins: “Although it may invest anywhere in the world, including emerging markets…”

MTB Large Cap Growth Fund

Principal Investment Strategies of the Fund:

41.	Comment: Define “large cap companies” and clarify whether the Fund’s investments include foreign as well as U.S. issuers.

Response: We have added disclosure stating that large cap companies “will be defined as companies with market capitalizations similar to companies in the Russell 1000 Growth Index” and discussing the specific range of capitalization of the Russell 1000 Growth Index.

We have also amended the first sentence of the principal investment strategies section to specify that at least 80% of the value of the Fund’s net assets are invested in large cap U.S. companies.

Principal Risks of Investing in the Fund:

42.
Comment:  Leverage Risk is included as a principal risk, however, there is no corresponding principal investment strategy.  If the Fund uses leverage as a principal strategy, disclose this in the principal investment strategy section. Also, Close Out Risk is included as a principal risk, and includes a discussion of short sale transactions, but short sales are not mentioned in the Fund’s principal investment strategies section.

Response:  Short sales are not a principal investment strategy of the Fund. Accordingly, we have removed reference to leverage risk and close-out risk from the principal risks section.

MTB Large Cap Value Fund

Principal Investment Strategies of the Fund:

43.	Comment: Define “large cap companies”.

Response: We have added disclosure stating that large cap companies “will be defined as companies with market capitalizations similar to companies in the S&P 500 Index or the Russell 1000 Value Index” and discussing the specific range of capitalization of the S&P 500 Index and the Russell 1000 Growth Index.

Principal Risks of Investing in the Fund:

44.
Comment:  “Risks of Foreign Investing” is listed as a principal risk. Add foreign investments to the principal investment strategies section if applicable, and note if the Fund’s foreign investments include emerging markets securities.

Response: We have amended the first sentence of the Fund’s principal investment strategies section to specify that at least 80% of the value of the Fund’s net assets are invested in large cap U.S. and foreign companies.

MTB Mid Cap Growth Fund

Principal Investment Strategies of the Fund:

45.	Comment: Define “mid cap companies” and clarify whether the Fund’s investments include foreign as well as U.S. issuers.

Response: We have added disclosure stating that mid cap companies “will be defined as companies with market capitalizations similar to companies in the Russell Midcap Index” and discussing the specific range of capitalization of the Russell Midcap Index.

We have also amended the first sentence of the principal investment strategies section to specify that at least 80% of the value of the Fund’s net assets are invested in mid cap U.S. companies.

Principal Risks of Investing in the Fund:

46.
Comment:  Leverage Risk is listed as a principal risk of the Fund.  If the fund engages in leveraging other than short sales, discuss such investments in the principal investment strategies section.  If the Fund’s use of leverage is limited to short sales, specify in the definition of Leverage Risk that the Fund uses leverage only in the case of short sales.

Response: Short sales are not a principal investment strategy of the Fund. Accordingly, we have removed reference to leverage risk and close-out risk from the principal risks section.

MTB Small Cap Growth Fund

Principal Investment Strategies of the Fund:

47.	Comment: Define “small cap companies”.

Response: We have added disclosure stating that small cap companies “will be defined as companies with market capitalizations similar to companies in the S&P SmallCap 600 Index or the Russell 2000 Index” and discussing the specific ranges of capitalization of the S&P SmallCap Index and the Russell Midcap Index.

ADDITIONAL INFORMATION ABOUT INVESTMENT GOALS, STRATEGIES AND RISKS OF THE FUNDS AND THE UNDERLYING FUNDS

48.
Comment:  In the first sentence of the second paragraph of the section, the statement “The following pages describe the investment goal, strategies, and principal risks of each Fund” is misleading as not all risks and strategies listed apply to all Funds. Consider using a chart, as in past MTB prospectuses, to indicate which investment strategies and risks apply to which Funds. Additionally, the current presentation is misleading because each Fund’s investment goal, strategies and principal risks are not described.

Response:  We have restored a chart similar to that used by the MTB Group of Funds in the 2009 prospectus indicating which investment strategies apply to which Funds. We believe that this clarifies the information that follows the chart, and allows investors to see which strategies and risks apply to which Funds.

Specific Risks of Investing in the Funds:

49.	Comment: Under the heading “Virginia Investment Risks”, change the reference to “the Fund” to “Virginia Municipal Bond Fund”.

Response: We have complied with this comment.

Who Manages the Funds:

50.	Comment: For calculation of composite performance, confirm that the Funds’ use of their own expense structure did not improve performance.

Response: The Fund’s use of their own expense structure in the composite performance calculation did not improve the performance presented for the composite.

51.	Comment: For the International Plus Equity Broad Composite Performance, confirm that the objectives, strategies and policies are substantially similar to those of the growth equity composite.

Response:  The objectives, strategies and policies of the International Plus Equity Broad Composite are substantially similar to those of the HGI International Growth Equity Composite, the composite used for comparison of the growth portion of the MTB International Equity Fund.

52.	Comment: For HGI International Growth Equity Composite Performance Information, state that this does not comply with the SEC’s standardized methods for calculating performance.

Response: We have added the following disclosure to the relevant section:

The GIPS® method for computing historical performance differs from the SEC’s method.

Back Cover:

53.
Comment:  If including a privacy policy within the filing, place if before the end of the prospectus.  It is not permissible to include a privacy policy and state that it is “not a part of the prospectus.”

Response:  We will not be including a privacy policy with this filing.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8416 or in my absence, Peter Hong at (202) 419-8429.

Very truly yours,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:           Jeffrey M. Seling
Bruce G. Leto, Esquire
Alison M. Fuller, Esquire
Peter M. Hong, Esquire